Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

On July 9, 2007, Chicago Mercantile Exchange Holdings Inc. sent the following communications to its employees:

Dear Team,

We are pleased to announce that the shareholders of both CME and CBOT, as well as CBOT members, have approved our merger, based on preliminary vote counts of the companies’ independent inspectors of election. Final counts for these votes are expected to be officially certified by the independent inspectors of election within the next few days, at which time they will be publicly announced. We expect to close the merger in a few days, subject to the certification of the vote. More information is available in the attached news release.

Today’s votes clear the way for us to combine our two great exchanges and begin delivering the value of the merger to our members, customers and shareholders. Together, we will be the largest derivatives exchange and clearing house in the world by almost any measure, with a market capitalization of approximately $30 billion. Our combined company will offer:

•	Industry-leading trading and clearing platforms;

•	Benchmark products and deep liquidity in every major asset class, including interest rates, currencies, stock index futures, agricultural commodities, energy, metals and alternative investments; and,

•	The broadest customer base and global distribution network in the business.

With your help, we will soon be able to move forward in integrating our operations smoothly and seamlessly. In the meantime, we would like to provide you with an overview of what will happen over the next few days:

•

We will be working to meet necessary closing conditions and prepare for “Day One” of CME Group. Many of you have been and will continue to be working tirelessly to ensure that systems and communications are ready for Day One. We need you to stay focused on your goals at hand – we cannot lose sight of our business objectives, even as the last steps are completed to finalize our merger.

•

We will continue to work on the staffing process, and we expect that process to take about a month beyond close. We want you to know that your job status does not change today and will not change on Day One, as the staffing process is still underway. Pending the successful close of the merger, we will work to complete the staffing process and make job status announcements in mid-August.

•

The day after the close is considered to be “Day One” of the combined company. On Day One, we will have updates regarding the policies and procedures that will be in effect for the combined company. We will also hold division meetings for the combined divisions of CME Group.

•

As always, it is important that we speak with one voice about this merger. Please forward any calls from the media to Corporate Communications at 466-4613 or 930-8189; direct calls from investors to Investor Relations at 930-8491.

We also want to take this opportunity to thank you for all of the work you have contributed to making CME such a strong business – one that will be even stronger as part of the new combined company. CME’s success could not have been achieved without your hard work, and we are going to continue to depend on your creativity, drive and innovative spirit to make our merger a success and our future growth potential a reality.

We look forward to talking with you in a few days as we all mark the beginning of CME Group.

Sincerely,

Craig Gill

Forward-Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov/ or on request from the CME. You should not place undue reliance on forward- looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Dear Team,

We are pleased to inform you that CME shareholders and CBOT shareholders and members have voted to approve the merger of our two great exchanges. Now, with the support of our shareholders, our merger with the Chicago Board of Trade positions our combined company as the undisputed leader in global exchange markets. Together, we will be the largest derivatives exchange and clearing house in the world by almost any measure, with a market capitalization of approximately $30 billion. Our combined company will offer our customers:

•	Industry-leading trading and clearing platforms;

•	Benchmark products and deep liquidity in every major asset class, including interest rates, currencies, stock index futures, agricultural commodities, energy and metals; and

•	The broadest customer base and global distribution network in the business

Final counts for these votes are expected to be certified by the independent inspectors of election shortly, at which time they will be announced. We expect to complete the merger within the next few days, and more information is provided in the attached news release. We will notify you as soon as possible regarding the official date of the transaction close.

As we complete the final closing conditions of our merger, we want to thank you for your strong support throughout this process. A merger of this significance has not been without its challenges. But the challenges of the last few months have further strengthened our resolve. We look forward to working with you and our new colleagues at CBOT to complete our integration and secure Chicago’s place as the global center for financial risk management.

Sincerely,

Craig Gill

*    *    *

On July 9, 2007, Chicago Mercantile Exchange Holdings Inc. issued the following communication to its members:

20 South Wacker Drive Chicago, IL 60606-7499 www.cme.com	312/930.1000 tel 312/466.4410 tax

Terrence A. Duffy Executive Chairman	Craig S. Donohue Chief Executive Officer

July 10, 2007

To the CME Community:

We are pleased to announce that the shareholders of both CME and CBOT, as well as CBOT members, have approved our merger, based on preliminary vote counts of the companies’ independent inspectors of election. Final counts for these votes are expected to be officially certified by the independent inspectors of election within the next few days, at which time they will be publicly announced. We expect to close the merger in a few days, subject to the certification of the vote. More details are provided in the attached news release.

Today’s votes clear the way for us to combine our two great exchanges and begin delivering the value of the merger to our members, customers and shareholders. Together, we will be the largest derivatives exchange and clearing house in the world by almost any measure, with a market capitalization of approximately $30 billion. Our combined company will offer:

•	Industry-leading trading and clearing platforms;

•	Benchmark products and deep liquidity in every major asset class, including interest rates, currencies, stock index futures, agricultural commodities, energy, metals and alternative investments; and,

•	The broadest customer base and global distribution network in the business.

Following the close of our transaction, our valued members can expect to receive substantial operational and cost efficiencies when trading the entire suite of CME and CBOT products. In turn, CME shareholders will also receive significant benefits as the expected increase in multiple-asset class trading grows.

As we complete the final closing conditions of our merger, we want to thank you for your strong support throughout this process. Your feedback has been invaluable, and we look forward to serving you as part of CME Group.

Sincerely,

Forward-Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov/ or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.